UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. __)*

PLURIS ENERGY GROUP, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

72940T 10 8
(CUSIP NUMBER)

William B. Barnett
Law Offices of William B. Barnett
21550 Oxnard St. Main Plaza - Ste. 200
Woodland Hills, CA 91367
818) 595-7717
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2007
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13D-1(e), 13D-1(f) or 13D-1(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72940T 10 8		13D

(1)	Name of Reporting Person: Michelle N. Burke and Garrett Burke

(2)	Check the Appropriate Box If a Member of Group n/a	(A) [_] (B) [_]

(3)	SEC Use Only

(4)	SOURCE OF FUNDS: PF

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

(6)	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With	(7)	Sole Voting Power: 972,449

	(8)	Shared Voting Power: n/a

	(9)	Sole Dispositive Power: 972,449

	(10)	Shared Dispositive Power: n/a

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 972,449

(12)	Check Box If the Aggregate Amount in Row (11) [ ] Excludes Certain Shares:

(13)	Percent of Class Represented by Amount in Row (11) 6.6%

(14)	Type of Reporting Person: IN

Item 1. Security And Issuer.

Common stock, $.001 par value, of Pluris Energy Group, Inc., a Nevada corporation (“Pluris”) located at 322-2000 South Dairy Ashford, Houston, Texas 77077.

Item 2. Identity And Background.

(a) Michelle N. Burke
Garrett Burke
(Michelle and Garrett are husband and wife)

(b) 2331 Westwood Blvd., #402, Los Angeles, CA 90064

(c) Both Mr. and Mrs. Burke are investors in securities and real estate.

(d) Not applicable.

(e) Not applicable.

(f) Both are citizens of the United States of America.

Item 3. Source And Amount Of Funds Or Other Consideration.

All came from the personal funds of Michelle and Garrett Burke.

Item 4. Purpose Of Transaction.

The acquisition of the securities of Pluris was for investment purposes only.

(a) None.

(b) None.

(c) None.

(d) None.

(e) None.

(f) None.

(g) None.

(h) None.

(i) None.

(j) None.

Item 5. Interest In Securities Of The Issuer.

(a) As of January 17, 2007, Michelle and Garrett Burke beneficially owned 972,449 shares of common stock. Mr. and Mrs. Burke also beneficially own warrants to acquire 9,305 shares of common stock at $2.50 per share.

(b) Mr. and Mrs. Burke do not own any other common stock of Pluris as of the date hereof. Mr. and Mrs. Burke have the sole power to vote or to direct the voting of the 972,449 shares of Pluris common stock.

(c) The Burkes are investors and “day traders” in various securities. In November 2006 the Burkes effected approximately 70 trades (sales and purchases) at prices between $.28 and $.45 and accumulated approximately 156,000 shares in November 2006.

In December 2006, the Burkes effected approximately 62 trades (sales and purchases) at prices between $.34 and $.43 per shares and accumulated approximately 118,000 shares in December 2006.

In addition the Burkes purchased 250,000 shares directly from Pluris in a private placement at $.20 per shares at the end of December 2006.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings Or Relationships With  Respect To Securities Of Issuer.

None.

Item 7. Material To Be Filed As Exhibits.

Not applicable.

Signature

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 26, 2007
Michelle N. Burke

Garrett Burke